SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2008
Commission File Number	001-14620
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Information Circular, dated April 10, 2008

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-10 and S-8 that have been filed with the Securities and Exchange Commission.

Document 1

NOTICE OF
2008 ANNUAL GENERAL MEETING

____________

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING	i

INFORMATION CIRCULAR	1
Solicitation of Proxies	1
Appointment of Proxyholder	1
Revocation of Proxy	2
Voting by Non-Registered Shareholders	2
Voting of Proxies	3
Exercise of Discretion	3
Voting Securities and Principal Holders of Voting Securities	4
Quorum and Votes Necessary	4
Particular Matters to be Acted Upon	4
Election of Directors	4
Appointment of Auditors	7
Approval of 2008 Stock Option and Stock Bonus Plan	7
Corporate Governance	9
Composition of the Board	9
Board Committees	9
Summary of Attendance of Directors	12
Code of Ethical Conduct	13
Directors’ and Officers’ Liability Insurance	13
Executive Compensation	14
Summary Compensation Table	14
Long-Term Incentive Plan	14
Stock Options	15
Termination of Employment, Change in Responsibilities and Employment Contracts	17
Compensation Committee	18
Report on Executive Compensation	18
Compensation of Directors	21
Equity Compensation Plan Information	21
Performance Graph	22
Interest of Insiders in Material Transactions	22
Management Contracts	22
Interest of Certain Persons in Matters to be Acted Upon	23
Other Matters	23
Additional Information	23
Approval of this Circular	23

APPENDIX “A” – Corporate Governance Disclosure	A-1
APPENDIX “B” – Proposed 2008 Stock Option and Stock Bonus Plan	B-1
APPENDIX “C” – Proposed Resolution	C-1

PAN AMERICAN SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of PAN AMERICAN SILVER CORP. (the “Company”) will be held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Tuesday, May 13, 2008 at 2:00 p.m. (Vancouver time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2007, together with the auditors’ report thereon;

2.	to elect directors of the Company;

3.	to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

4.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

5.
to consider and, if thought appropriate, to pass an ordinary resolution approving the adoption of the 2008 Stock Option and Stock Bonus Plan the form of which is discussed under “Particular Matters to be Acted Upon – Approval of 2008 Stock Option and Stock Bonus Plan” and the complete text of which is set out in Appendix “B” to the attached Information Circular for the Meeting;

6.	to consider amendments to or variations of any matter identified in this Notice of Meeting; and

7.	to transact such further and other business that does not have a material effect on the business of the Company as may be properly brought before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are:  (i) an Information Circular; (ii) an Instrument of Proxy and Notes thereto; and (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

- i -

This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about April 10, 2008.

DATED at Vancouver, British Columbia, this 10th day of April, 2008.

BY ORDER OF THE BOARD

/s/ ROBERT PIROOZ
Robert Pirooz,
General Counsel, Secretary and Director

- ii -

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the “Company”) of proxies to be voted at the annual general meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Tuesday, May 13, 2008, in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, and any adjournments thereof (the “Meeting”).

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent.  The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid.  All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Pan American” mean the Company and its subsidiaries.  The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147.  The Company’s website address is www.panamericansilver.com.  The information on that website is not incorporated by reference into this Information Circular.  The registered and records office of the Company is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

The date of this Information Circular is April 10, 2008, and it is first being sent to shareholders on or about April 10, 2008. The Annual Information Form disclosure required by Multilateral Instrument 52-110 – Audit Committees  (“MI 52-110”) can be found in the Company’s Annual Information Form for the year ended December 31, 2007, under the heading “Audit Committee”, a copy of which is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Appointment of Proxyholder

The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both.  A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing.  If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.  A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law.

Voting by Non-Registered Shareholders

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, common shares in the capital of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

In addition, there are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners). Until September 2002, issuers (including the Directors and Officers of the Company) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”); however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation, except for the distribution of proxy-related materials directly to NOBOs. This was the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is the second stage of the implementation of NI 54-101.

The Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

Voting of Proxies

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.

Exercise of Discretion

The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business.  At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 200,000,000 common shares without par value of which  80,768,381 fully paid and non-assessable Shares are issued and outstanding as of April 2, 2008.  The holders of Shares are entitled to one vote for each Share held.  The Company has no other classes of voting securities.

Any holder of record of Shares at the close of business on Wednesday, April 2, 2008 will be entitled to receive notice of the Meeting.  Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting.   The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent of the issued and outstanding Shares.

This information was provided by management of the Company and Computershare.

Quorum and Votes Necessary

Under the Company’s articles of incorporation (the “Articles”), a quorum for the transaction of business at a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting.  In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.

With respect to the proposed reappointment of the Company’s auditors and the authorization of the board of directors of the Company (the “Board”) to fix the remuneration to be paid to the Company’s auditors, the Business Corporations Act (British Columbia) requires that shareholders approve the proposed actions by ordinary resolution.  An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

Particular Matters to be Acted Upon

Election of Directors

The Board has determined that eight directors will be elected at the Meeting for the ensuing year.

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted “For” the nominees herein listed.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management’s nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at April 2, 2008.  All of the proposed nominees were duly elected as directors at the last Annual and Special Meeting of Shareholders held on April 30, 2007, with the exception of Mr. David C. Press who is management’s nominee to serve as a director in place of Mr. John M. Willson who will retire from the Board after many years of appreciated service.

Name, Residence and Position	Principal Occupation, Business or Employment Director Since 2003	Number of Shares Held

Ross J. Beaty Vancouver, B.C. Canada Chairman	Chairman of the Company; formerly Chief Executive Officer of the Company. Director of the Company since September 30, 1988.	1,802,622 Shares (5) 197,900 Options

Geoffrey A. Burns(4) North Vancouver, B.C. Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; formerly Chief Financial Officer of Coeur d’Alene Mines Corporation. Director of the Company since July 1, 2003.	17,018 Shares 41,511 Options

William A. Fleckenstein(3)(8) Seattle, Washington USA Director	President of Fleckenstein Capital, Inc. (investment counselling firm). Director of the Company since May 9, 1997.	102,755 Shares(6) 30,438 Options

Michael Larson(1) Seattle, Washington USA Director	Business Manager of Cascade Investment, LLC (a private investment company). Director of the Company since November 29, 1999.	2,612,894 Shares(7) 32,000 Options

Name, Residence and Position	Principal Occupation, Business or Employment Director Since 2003	Number of Shares Held

Michael J.J. Maloney (1)(2)(3) Seattle, Washington USA Director	Private Investor. Director of the Company from Sept. 25, 1995 to November 29, 1999; and re-elected March 2, 2000 to present.	60,854 Shares 22,000 Options

Robert P. Pirooz(4) Vancouver, B.C. Canada General Counsel, Secretary, and Director	General Counsel and Secretary of the Company; formerly General Counsel, and Group Vice President with the BCR Group of Companies. Director of the Company since April 30, 2007.	2,454 Shares 37,078 Options

Paul B. Sweeney(1)(2) Surrey, B.C. Canada Director	Executive Vice-President Corporate Development of Plutonic Power Corporation; formerly Vice President and Chief Financial Officer of Canico Resource Corp. Director of the Company since August 5, 1999.	8,758 Shares 0 Options

David C. Press West Vancouver, B.C. Canada Nominated as a Director	President, Press Mining Consulting Inc. Nominated to serve as a director.	0 Shares 0 Options

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Health Safety & Environment Committee.
(5)	160,000 of these Shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.
(6)	Mr. Fleckenstein holds a portion of these Shares directly and exercises control or direction over 101,300 Shares on behalf of the RTM fund.
(7)	Mr. Larson exercises control or direction over 2,600,000 Shares on behalf of Cascade Investment LLC, however beneficial ownership of such shares is specifically disclaimed.
(8)
Lead Independent Director.  As Lead Independent Director, Mr. Fleckenstein holds in camera meetings with all independent directors of the Board and reports back on those in camera meetings to the Board.

The information as to the municipality and province or state of residence, principal occupation, business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees as at March 20, 2008.

Appointment of Auditors

Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company.  Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Approval of 2008 Stock Option and Stock Bonus Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution to approve the adoption of the Company’s 2008 Stock Option and Stock Bonus Plan (the “2008 Plan”).  The 2008 Plan has the same form of the Stock Option and Stock Bonus Plan approved by the shareholders of the Company on April 28, 2005 (the “2005 Plan”) other than the following amendments to:

(a)
include provisions which provide for an optional cashless exercise mechanism.  The cashless exercise mechanism is set out in section 4.2 of the 2008 Plan, and provides that the exercise price for a vested option may be satisfied by the holder of such option providing to the Company for cancellation that number of other vested options having an “in-the-money” value equal to the exercise price of the option to be exercised;

(b)
change the maximum amount of Shares issuable under the plan from a variable amount, currently 10% of the issued and outstanding common shares in the capital of the Company, to a fixed amount of 6,461,470 Shares, being 8% of the current issued and outstanding common shares in the capital of the Company;

(c)
include provisions which provide, in the event of a take-over bid or change of control, that 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date the option holder will be refunded any payments made to exercise the options, the exercised options will be reissued, and the purported exercise of the options will be null and void;

(d)
include provisions which provide that, except where not permitted by the Toronto Stock Exchange (the “TSX”), where an option expires during a Black-Out Period (as defined below) or within ten business days following the end of such Black-Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black-Out Period;

(e)
provide additional limitations so that the number of Shares issuable under the 2008 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period to:  (i) insiders of the Company, in aggregate, shall not exceed 7% of the outstanding issue; (ii) any one optionee who is an insider (and associates of such insider) shall not exceed 2% of the outstanding issue; and (iii) any non-employee director, other than the Chairman, shall not exceed an equity award value of $100,000 (other than as Shares granted or taken in lieu of cash fees);

(f)	grant to the Board the power and authority to make certain limited amendments to the 2008 Plan or any option without shareholder approval, including:

•	amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the 2008 Plan or any related option agreement;
•	a change to the vesting provisions of an option;
•	extensions to the term of an option held by a person (other than an insider of the Company);
•	accelerating the expiry date of an option; amending the definitions contained within the 2008 Plan;
•	amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options);
•	amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX;
•	amendments relating to the administration of the 2008 Plan;
•	amendments that are necessary to suspend or terminate the 2008 Plan; and
•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX);

(g)	expressly require shareholder approval for any of the following amendments to the 2008 Plan:

•	amendments that increase the number of Shares issuable under the 2008 Plan, except in certain circumstances as contemplated in the 2008 Plan;
•	any reduction in the option price of an option if the optionee is not an insider of the Company at the time of the proposed amendment; and
•	amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq); and

(h)	expressly require disinterested shareholder approval for any of the following amendments to the 2008 Plan:

•	amendments to the 2008 Plan that could result at any time in the number of Shares reserved for issuance under the Plan to insiders of the Company exceeding 10% of the outstanding issue;
•	any reduction in the option price of an option if the optionee is an insider of the Company at the time of the proposed amendment; and
•	amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq).

“Black-Out Period” means a time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of options under the 2005 Plan or the 2008 Plan.

In the absence of instructions to the contrary, the accompanying form of proxy will be voted “For” this ordinary resolution.

The text of the ordinary resolution to approve the adoption of the 2008 Plan is annexed as Resolution No. 1 of Appendix “C” to this Information Circular (the “Plan Amendment Resolution”).

The terms of the 2005 Plan are described under the heading “Executive Compensation – Stock Option Plan”.

The Board believes that the proposed adoption of the 2008 Plan is necessary and in the best interests of the Company and its shareholders in order for the Company and its subsidiaries to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers.  The proposed adoption of the 2008 Plan is also subject to regulatory approval by the TSX.

Corporate Governance

The Board is required to supervise the management of the business and affairs of the Company.  In February 1996 the Board adopted a formal written mandate which defined its stewardship responsibilities.  This mandate was revised, amended and restated in April 2003, March 2005 and again in November 2005, in light of the adoption of MI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 - Corporate Governance Guidelines (“NI 58-201” and, together with NI 58-101, the “Corporate Governance Disclosure Rules”) as well as the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq’s corporate governance requirements (the “Nasdaq rules”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

Both the Corporate Governance Disclosure Rules and the Nasdaq rules have established guidelines for effective governance of listed companies.  The Board is of the view that the Company’s system of corporate governance meets or exceeds these guidelines.

The Company’s corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix “A” to this Information Circular.

Composition of the Board

The Board currently consists of eight directors, five of whom, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney, and John M. Willson, qualify as independent directors under MI 52-110 and the Nasdaq rules, and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  Mr. Willson is not standing for re-election at the Company’s Meeting and will be replaced by David C. Press who will, if elected, qualify as an independent director under MI 52-110. Geoffrey A. Burns and Robert P. Pirooz are related directors who are not independent due to their management positions with the Company.  Ross J. Beaty is a related director because he was a member of the Company’s executive within the past three years.

Board Committees

The Board has established four committees:  the Audit Committee, the Compensation Committee, the Health, Safety and Environment Committee and the Nominating and Governance Committee.  Each committee operates in accordance with the Board’s formal written mandate which defines its stewardship responsibilities.  Committee members are appointed annually following the Company’s annual general meeting.

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is composed of three directors, each of whom is an unrelated and independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq rules.  The Chairman of the Audit Committee is Paul B. Sweeney.  All members of the

Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Mr. Sweeney has significant employment experience in finance and accounting - he previously served as the Chief Financial Officer of Canico Resource Corp., Manhattan Minerals Corp. and Sutton Resources Ltd. - and has the requisite professional certification in accounting, as a member of the Certified General Accountants Association of British Columbia, to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence.  In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.  The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2007 under the heading “Audit Committee” and in Appendix “A”.

The Audit Committee has prohibited the use of the Company’s independent auditors for the following non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•
financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

•
appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company’s financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources functions;

•	broker-dealer, investment advisor or investment banking services;

•	legal services; and

•	expert services unrelated to audits.

As described above under the heading “Particular Matters to be Acted Upon – Appointment of Auditors”, the auditors of the Company are Deloitte & Touche LLP.  Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2007 and 2006 were as follows:

	Year ended December 31, 2007 (CAD$)	Year ended December 31, 2006 (CAD$)

Audit Fees	$1,331,800	$1,168,275
Audit Related Fees	nil	nil
Tax-Related Fees	$13,345	nil
Other Fees	nil	nil
Total:	$1,345,145	$1,168,275
_________________
The Audit Committee approved all audit and non-audit services provided by Deloitte & Touche LLP to the Company in 2007 and 2006.

Compensation Committee

The Compensation Committee is comprised of three directors, each of whom is an independent director for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq rules.  The Chairman of the Compensation Committee is John M. Willson. Mr. Willson is retiring from the Board this year.  It is the Board’s intention to appoint Michael J. J. Maloney to replace Mr. Willson as the Chairman of the Compensation Committee.  The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of the executive officers of the Company.  In addition, the Compensation Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, including the administration of the Company’s 2005 Plan, as defined above, and for delivering an annual report to shareholders on executive compensation.  The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer, and annually reviews the performance of the Chief Executive Officer relative to the goals and objectives established.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee consists of three directors.  The Company believes that the Health, Safety and Environment Committee should have management nominees because they are in the best position to analyze any issues, as well as to effect and implement any desired changes or policies.  The Chairman of the Health, Safety and Environment Committee is John M. Willson.  Mr. Willson is retiring from the Board this year.  It is the Board’s intention to appoint Geoff Burns to replace Mr. Willson as Chairman of the Health, Safety and Environment Committee.  The Company recognizes that proper care of the environment and the health and safety of its employees is integral to its existence, its employees, the communities in which is operates and all of its operations.  Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the “Global Statement”) and to the Company’s Health and Safety Policy and Environmental Policy (the “HSE Policies”). The Company’s operating subsidiaries have responsibility for compliance with the Global Statement and the HSE Policies, and in connection therewith, are committed to, inter alia: (i) complying with applicable environmental laws and regulations of the countries and regions in which they operate; (ii) exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize potentially harmful environmental impacts; (iii) educating employees regarding environmental matters and potential work environment hazards, and how to implement accident prevention programs; (iv) conducting regular reviews and reporting findings to management and the Board to ensure complete and transparent corporate wide knowledge of the Company’s environmental performance; (v) ensuring that emergency response plans are in place at each operation to protect against unforeseen events that may harm the environment; (vi) developing, operating and auditing environmental management systems at each of the Company’s operations that meet or exceed those in use by other peer companies; (vii) providing a safe work environment by minimizing and/or eliminating hazards; (viii) providing for audits of health and safety programs; and (ix) developing and operating health and safety management programs at each of the Company’s operations. The Health, Safety and Environment Committee oversees audits made of all construction, exploitation, remediation and mining activities undertaken by the Company’s operating subsidiaries, to assess consistency with the Global Statement, HSE Policies and industry best practices.

Nominating and Governance Committee

The Nominating and Governance Committee consists of two directors, each of whom is an independent director for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq rules.  The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney.  The Nominating and Governance Committee: (i) oversees the effective functioning of the Board; (ii) oversees the relationship between the Board and management of the Company; (iii) ensures that the Board can function independently of management at such times as is desirable or necessary; (iv) assists the Board in providing efficient and effective corporate governance for the benefit of shareholders; (v) identifies possible nominees for the Board; (vi) reviews the qualifications of possible nominees for, and current members of, the Board; (vii) in conjunction with the Chairman and President and Chief Executive Officer, ensures that new directors are provided with an orientation and education program; (viii) evaluates the performance of each individual director; and (ix) reviews the Company’s Code of Ethical Conduct.  The Nominating and Governance Committee also reviews and makes recommendations to the Board with respect to: (i) the independence of each director; (ii) the competencies, skills and experience that each existing director should possess; (iii) the appropriate size and composition of the Board; (iv) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees; (v) the appropriateness of the terms of the mandate and responsibilities of the Board; (iv) the compensation of the directors of the Company in light of time commitments, comparative fees, risks and responsibilities; (v) the directorships, if any, held by the Company’s directors and officers in other corporations; and (vi) the Company’s corporate governance disclosure.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2007:

Director	Board	Audit	Compensation	Nominating and Governance	Health, Safety and Environment(1)
	9 meetings	8 meetings	2 meetings	1 meeting	1 meeting
Ross J. Beaty	9/9	-	-	-	-
Geoffrey A. Burns	9/9	-	-	-	1/1
William A. Fleckenstein	9/9	-	-	1/1	-
Michael Larson	5/9	6/6(4)	-	-	-
Michael J.J. Maloney	9/9	8/8	2/2	1/1	-
Paul B. Sweeney	9/9	8/8	1/1(5)	-	-
John M. Willson	9/9	2/2(4)	2/2	-	1/1
John H. Wright	4/5(2)	-	-	-	-
Robert P. Pirooz	4/4(3)	-	-	-	1/1

(1)
The Health, Safety and Environment Committee consisted of all members of the Board until April 30, 2007.    On April 30, 2007 the members of the Health, Safety and Environment Committee were changed to include only Mr. Burns, Mr. Willson, and Mr. Pirooz.

(2)	Mr. Wright retired from the Board on April 30, 2007, and attended 4 out of 5 meetings of the Board which took place prior to his retirement.
(3)	Mr. Pirooz was elected as a director on April 30, 2007, and attended all 4 meetings of the Board which took place after his election.
(4)	Mr. Larson replaced Mr. Willson on the Audit Committee on April 30, 2007, and attended all 6 meetings of the Audit Committee which took place after his appointment.
(5)	Mr. Sweeney was added to the Compensation Committee on April 30, 2007, and attended the only meeting of the Compensation Committee which took place after his addition.

Code of Ethical Conduct

As part of its stewardship responsibilities, in February of 2003, the Board adopted formal “Standards of Ethical Conduct” which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a “Code of Ethical Conduct” (the “Code”) in November of 2005 in light of the adoption of the Corporate Governance Disclosure Rules. The Code is applicable to all of the Company’s directors, officers and employees.  The full text of the Code is available free of charge to any person upon request from the General Counsel and Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, Telephone: (604) 684-1175.  The Board, through the Nominating and Governance Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers.  Disclosure will be made by the Company of any waiver from the requirements of the Code granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

Directors’ and Officers’ Liability Insurance

The Company maintains two Directors’ and Officers’ Liability Insurance Policies covering a period of one year from August 31, 2007 (the “Policy Year”) with an aggregate limit on liability of $25,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group.  The insured company would bear the first $100,000 of any loss, except in the cases of losses arising in connection with US securities related claims where the insured company would bear the first $250,000 of any loss.

The Company paid aggregate premiums of $345,000 for such insurance for the Policy Year.

Executive Compensation

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, the Company’s Chief Executive Officer, Chief Financial Officer and the three other most highly paid executive officers of the Company and any of its subsidiaries (each a “Named Executive Officer”) during the three most recently completed financial years.

Summary Compensation Table(1), (2)

	Annual Compensation $				Long-Term Compensation
Awards

Name and Principal Position	Year	Salary	Bonus (3)	Other Annual Compensation	Number of Shares Under Option Granted(3)	Number of Bonus Shares Subject to Resale Restrictions(3)	All Other Compensation $ (3)
Geoffrey A. Burns President and Chief Executive Officer	2007 2006 2005	359,070 295,721 244,186	171,456 134,406 45,327	- - -	16,909 17,634 20,904	1,737 1,643 1,638	20,737 15,655 11,752
A. Robert Doyle Chief Financial Officer	2007 2006 2005	226,977 218,419 177,767	79,244 75,682 42,664	- - -	8,016 10,656 12,174	824 993 954	9,831 9,460 6,844
Andrés Dasso Executive Director of Pan American Silver Peru, S.A.	2007 2006 2005	280,000 247,250 201,600	79,625 97,210 42,310	- - -	9,267 12,770 14,248	952 1,190 1,098	12,217 12,187 8,467
Steven Busby Senior Vice President, Project Development	2007 2006 2005	279,070 255,628 208,047	105,705 94,391 56,173	- - -	10,752 13,606 11,502	1,105 1,267 1,116	13,186 12,078 8,010
Michael Steinmann Senior Vice President, Geology and Exploration	2007 2006 2005	241,860 208,977 168,372	98,831 105,287 36,832	- - -	9,319 11,123 7,862	957 1,036 616	11,428 9,874 4,861

(1)
Except for Mr. Dasso, annual salary and bonus are paid to the Named Executive Officers in Canadian dollars, and for the purposes of this table have been converted to US currency at a CAD = 1 US Dollar exchange rate of 1.075.

(2)	Number of options and bonus shares representing the period ended for 2007, 2006 and 2005 were issued on January 10, 2008, January 2, 2007 and January 3, 2006, respectively.
(3)	Bonuses shown for 2007 are those earned in 2007, which were paid in cash during the year or will be paid in 2008.

Long-Term Incentive Plan

The long-term incentive plan was approved by the Board on December 9, 2005 (the “Long-Term Incentive Plan”).  No options, Shares or other securities are issued under the Long-Term Incentive Plan.  Under the terms of the Long-Term Incentive Plan, guidance is provided regarding the grant of stock options and Shares under the 2005 Plan to those holding senior management positions with the Company.

The Long-Term Incentive Plan was designed to create a sense of ownership by the key employees of the Company and to link the compensation of such employees with the performance of the Company.  This plan provides a formula for calculating an incentive target award for each eligible employee of the Company.  Targets are based on an employee’s salary and are directly dependent on an employee’s responsibilities and contribution with regard to the long-term performance of the Company.

Stock Options

The 2005 Plan, which governs the Company’s issuance of stock options and bonus shares, was established by the Board on March 31, 2005 (and approved by shareholders on April 28, 2005) and is given effect in conjunction with the Company’s Long-Term Incentive Plan.  The 2005 Plan contemplates (i) the granting of options to purchase Shares and/or (ii) the direct issuance of bonus Shares to executive officers, directors and “Service Providers” of the Company.  A “Service Provider” is defined as:  (a) an employee of the Company or any of its subsidiaries; (b) any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; or (c) any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider.

The purpose of granting such options and/or bonus shares is to assist the Company in attracting, retaining and motivating executive officers, directors and Service Providers and to more closely align the personal interests of such executive officers, directors and Service Providers to those of the shareholders.  The 2005 Plan is intended to be competitive with the benefit programs of other companies in the mining industry.

The 2005 Plan complies with the rules set forth for such plans by the TSX and Nasdaq.

The term of any options granted under the 2005 Plan will be at the discretion of the Board, but will not be in excess of ten years in accordance with the rules and policies of any stock exchange or securities market on which Shares are listed.  Any grant of options under the 2005 Plan will be within the discretion of the Board.  In addition, the 2005 Plan gives authority to the Board, in its sole discretion, to allot, issue and deliver up to a total of 50,000 common bonus Shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2005 Plan may be equal to, but will not exceed at any time, 10% of the total number of the issued and outstanding common shares in the capital of the Company as of the grant-date on a non-diluted basis.  In addition, the number of Shares which may be reserved for issuance pursuant to options granted to insiders of the Company under the 2005 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of issued and outstanding Shares  in the capital of the Company on a non-diluted basis.  The number of Shares which may be issuable to any one optionee under the 2005 Plan together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. In addition, the number of Shares which may be issuable under the 2005 Plan, together with all the Company’s other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; and (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue.  The exercise price of options granted under the 2005 Plan will be set as the weighted average trading price of Shares on the TSX or Nasdaq, as the Board may select, for the five trading days (in which at least one board lot of the Shares were traded) prior to the date the option was granted.  Under the 2005 Plan, options are non-assignable and non-transferable.  The options granted under the 2005 Plan will terminate on the earlier of the expiry date of the options or 30 days after termination of employment, office or the date the individual ceases to be a Service Provider, where the reason for termination of the individual was otherwise than for cause or by reason of death or disability.  In the event of termination for cause, the options granted under the 2005 Plan will terminate immediately upon the date which the individual ceases to be a director, officer or Service Provider.  In the event the individual ceases to be a director, officer or Service Provider due to death or disability, the options granted under the 2005 Plan will terminate upon the earlier of the expiry date and

12 months after the date of death or disability.  The 2005 Plan also contains an adjustment mechanism to alter, as appropriate, the option price or number of shares issuable under the 2005 Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business which alters share price or number of Shares outstanding.  As at April 2, 2008 there were options outstanding under the 2005 Plan to acquire up to 646,245 Shares which represents 0.8% of the Company’s non-diluted share capital.  Under the 2005 Plan the Company has reserved 5,514,829 Shares for issuance upon the exercise of options.  If the adoption of the 2008 Plan is approved, these Shares will be rolled into the 2008 Plan.  Thus, upon approval of the 2008 Plan, the Company will only be reserving an additional 946,641 Shares for issuance upon the exercise of options or as bonus Shares under the 2008 Plan.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the 2005 Plan.

The following table sets forth information concerning options granted in respect of the Company’s common shares to the Named Executive Officers during the Company’s most recently completed financial year.  No stock appreciation rights are outstanding and it is currently intended that none be issued.

Option Grants During the Most Recently Completed Financial Year

Name	Number of Securities Under Option	% of Total Options Granted to Employees in Financial Year	Conversion/Exercise Price (1)	Market Value of Securities Underlying Options on the Date of Grant ($/Securities)(2)	Expiry Date

Geoffrey A. Burns President and Chief Executive Officer	17,634	11%	28.41	29.58	Jan 2, 2012
A. Robert Doyle Chief Financial Officer	10,656	6.7%	28.41	29.58	Jan 2, 2012
Andres Dasso Executive Director of Pan American Silver Peru, S.A.	12,770	8%	28.41	29.58	Jan 2, 2012
Steven Busby Senior Vice President, Project Development	13,606	8.6%	28.41	29.58	Jan 2, 2012
Michael Steinmann Senior Vice President, Geology and Exploration	11,123	7%	28.41	29.58	Jan 2, 2012

(1)	The weighted average trading price of the Company’s Common shares on the TSX on the 5 trading days prior to the date of grant. Dollar amounts are in Canadian dollars.
(2)	The TSX closing price on January 2, 2007. Dollar amounts are in Canadian dollars.

The following table sets forth information concerning the exercise of options for common shares in the Company under the 2005 Plan during the financial year ended December 31, 2007 and the value at December 31, 2007 of unexercised in-the-money options under the 2005 Plan held by each of the Named Executive Officers.

Option Exercises During the Most Recently Completed Financial Year

Name	Securities Acquired on Exercise	Aggregate Realized Value ($)(1)	Unexercised Options at Financial Year End Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at Financial Year End Exercisable ($)/ Unexercisable ($)(1)(2)

Geoffrey A. Burns President and Chief Executive Officer	20,000	395,600	6,968/31,570	90,236/296,503
A. Robert Doyle Chief Financial Officer	40,000	700,700	4,058/18,772	52,551/175,219
Andres Dasso Executive Director of Pan American Silver Peru, S.A.	Nil	Nil	14,004/26,777	211,594/280,535
Steven Busby Senior Vice President, Project Development	50,000	1,223,930	4,749/23,105	61,500/212,540
Michael Steinmann Senior Vice President, Geology and Exploration	28,233	425,544	16/19,222	207/185,630

(1)	Dollar amounts are in Canadian dollars.
(2)	The last closing board lot sale price of Common Shares on the TSX as at December 31, 2007 was CAD $34.99.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, Geoffrey A. Burns, the Company’s President and Chief Executive Officer; Robert Doyle, the Company’s Chief Financial Officer; Michael Steinmann, the Company’s Senior Vice-President of Geology and Exploration; and Steven L. Busby, the Company’s Senior Vice President of Project Development are currently engaged under employment contracts. Each of these contracts is for an indefinite term and each provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance. Each contract further provides for reimbursement of reasonable employment related expenses, including a one-time reimbursement for moving expenses.  In addition to these terms, the employment contract of Geoffrey A. Burns provided for a signing bonus and the use of a parking stall. The employment contracts also provide for termination payments in certain circumstances.  In the event of termination without just cause, all four of the employment contracts provide for a termination payment equal to one year’s annual salary (and in the case of Geoffrey A. Burns, plus one month’s salary for each fully completed year of continuous employment with the Company, not to exceed two times annual salary; and in the case of Michael Steinmann, a lump sum payment equal to his annual salary plus benefits for a period of nine months).  For Steven L. Busby, his contract further provides that if he provides at least one month notice of resignation, and exercises his right to resign within three months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company’s Board with such person’s nominees, he is entitled to a termination payment equal to one years’ annual salary together with benefits for a twelve-month period. For Geoffrey A. Burns, his contract provides that a resignation within 6 months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company’s Board with such person’s nominees entitles him to a termination payment equal to two years’ annual salary together with benefits for a twelve-month period.  For A. Robert Doyle, his contract provides that a resignation under these same circumstances entitles him to a termination payment equal to one year’s annual salary together with benefits for a twelve-month period and the vesting of all options granted, upon the effective date of resignation, after a change in control.

Compensation Committee

The Company has a Compensation Committee comprised of the following independent directors:  John M. Willson, Paul B. Sweeney and Michael J.J. Maloney.  The Chairman of the Compensation Committee is John M. Willson.  Mr. Willson is retiring from the Board this year.  Mr. Maloney will be replacing Mr. Willson as Chairman of the Compensation Committee. The duties and responsibilities of the Compensation Committee are set out in this Information Circular under the heading “Corporate Governance - Board Committees – Compensation Committee”.

Report on Executive Compensation

The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope.  The structure complies with the Company’s statement of Compensation Philosophy which was adopted in February 2005.  Each executive officer’s position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels.  These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board’s and the Compensation Committee’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives. Executive officer compensation is composed of four major components:  base salary, participation in the Company’s Annual Incentive Plan (the “AIP”), participation in the Long-Term Incentive Plan and extended group benefits.

Base Salary

Base salary ranges are determined following a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope.  The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board and the Compensation Committee of such matters as are presented by management.  For 2007, the Company increased the base salary of a number of its executive officers, including the President and CEO, Senior Vice President, Mining Operations, Senior Vice President, Project Development, Senior Vice President, Geology and Exploration and the Chief Financial Officer, in recognition of the Company’s continued growth in silver reserves and resources, the strong performance of the Company’s share price and in light of recent compensation trends among comparable resource companies.  See “Compensation Committee Practices” below for additional information on the use of Hay Group Limited as consultants.

Annual Incentive Plan

The second component of the executive officers’ compensation is an annual cash bonus earned under the guidelines of the Company’s AIP.  The payment of the AIP is based upon the Company’s performance as compared to a set of annual objectives that have been pre-determined and approved by the Board.  These objectives include targets for production, costs, earnings, safety, reserve growth and project advancement and are tied directly to the Company’s annual budget, which is also approved by the Board.  In addition, there are individual targets set for each executive officer based on each position’s relative responsibilities, accountabilities and contribution to achieving and surpassing the Company’s annual objectives. Each AIP participant will have an established target for his/her annual incentive pay which may be adjusted on an annual basis as required.  The target for each participant is determined by virtue of his or her position and the influence that position can have on the Company’s annual performance, and ranges from 15% to 50% of the individual's annual base salary. Annual objectives are developed for the Company, and the individual. The relative importance of each is identified by the weight assigned to the objective. The objectives are typically of a short-term (one year or less) nature. Objectives will be of three kinds: broad company objectives, department or property objectives, and individual objectives.  For 2007, the Company paid in early 2008 an aggregate cash bonus of $1.6 million to 36 senior managers and executive officers of the Company and certain of its subsidiaries predominantly in consideration of the Company’s accomplishments in project development through feasibility and construction efforts including the construction of the Alamo Dorado Mine, and successes in exploration, which replaced all ounces mined and increased total proven and probable reserves.  In addition, in 2007 the Company generated positive cash flow and net income significantly above budget. Performance targets relating to production per share, budgeted production, and safety objectives, were not met.  The weight assigned to each of these Company performance measure objectives was either 5%, 10% or 15%, with multiplying performance factors ranging from 0 to 2.00.  For individual performance, each individual’s personal objectives are evaluated at the end of the year and a performance level and corresponding factor is applied to each. Performance factors are based on an objective evaluation of the results or, if appropriate, a subjective evaluation. The performance levels are designed to force clear definitions of what results are expected and to provide consistency in evaluating results.  At the completion of the performance period, if 100% of the goal is achieved, the performance factor is 1.00; if 200% or more of the goal is met, the performance factor is 2.0.  If a significant portion of the objective is achieved (80-99%), the employee may receive a performance factor rating 0.50.  Achieving anything below 80% of an objective receives a performance factor of 0.

AIP payments are determined on the basis of Company and individual performance. In 2007, 50% of the AIP payment was based on Company performance and 50% was based on individual performance with the exception of the Chief Executive Officer whose AIP payment was based 100% on Company performance. The ratio may be adjusted from year to year by the Compensation Committee, depending on the level of Company, departmental or individual focus desired.

For 2007, the Company’s performance rating was 95.5%.

The individual performance ratings for the named executive group ranged from 67% to 138%.

Long-Term Incentive Plan

The third component of the executive officers’ compensation is the granting of stock options and issuance of bonus Shares.  The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options and bonus Shares to senior managers and executive officers.  This is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to align the interest of the employee with those of the Company and its shareholders.

The Company’s Long-Term Incentive Plan provides guidance regarding the grant of options and bonus Shares to those holding senior and corporate management positions.  The Long-Term Incentive Plan provides a formula for calculating the annual Long-Term Incentive Plan target for each eligible employee, based on a percentage of base salary. 75% of the Long-Term Incentive Plan payout will be made available as options and the remaining 25% will be made available as Shares. The Long-Term Incentive Plan is based on individual performance measures and targets, and is reviewed annually.  Participation is limited to key management positions having responsibility for influencing the policy and strategy of the Company.  In the past, options were generally granted to newly hired executive officers at the time of their initial employment.  The Company had placed strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian mining industry and to conserve the Company’s cash. However, since the implementation of the Long-Term Incentive Plan in 2005, the practice of granting options upon hire has been curtailed.

The fourth component of the executive officers’ compensation is extended group benefits.  The Company makes available an array of quality group benefit alternatives to address employee health and other needs, and those of their dependents.

Compensation Committee Practices

The Company’s compensation practices will be regularly monitored by the Compensation Committee and will be modified as required, to ensure the Company maintains its competitiveness and that it appropriately recognizes growth and change within the organization.  The Company utilized Hay Group Limited (“Hay”) to assist in determining executive compensation.  Detailed job descriptions have been prepared and are updated for each of the senior management positions in the Company.  Hay evaluates each position against appropriate, comparable and consistent data utilizing its proprietary point system.  Hay then awards a point value to each position and the position and corresponding point value are compared annually to Hay’s Mining Review Compensation survey data.  The survey utilizes compensation data from mining companies in Canada with comparable positions.  Based on this market data, recommendations are submitted to the Compensation Committee to review and if appropriate adjust base salaries, AIP targets and Long-Term Incentive Plan targets.  The Compensation Committee then makes recommendations for changes to executive compensation to the Board.

Mr. Geoffrey A. Burns, the President and Chief Executive Officer of the Company, has a current base salary of $465,166 that was approved by the Compensation Committee to be effective March 1, 2008. In 2007, Mr. Burns’ total compensation consisted of $359,070 in base salary, $171,456 in AIP bonus, and $236,986 in Long-Term Incentive Plan compensation.

The base salary compensation for Mr. Burns is determined on the basis of a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope.  The Annual Incentive Plan compensation paid to Mr. Burns is based on achieving certain corporate goals and objectives which are set at the start of each year and approved by the Board of Directors.  There are three categories of annual corporate objectives.  The first category represent metrics that should contribute to an increase in shareholder value and include increasing the Company’s silver production per share and increasing the Company’s proven and probable silver reserves per share.  The second category is focussed on growth and measures exploration success and the development and construction progress in the Company’s major new mining projects.  The third category measures operating performance and includes annual targets for silver production, cash costs per ounce, earnings, cash flow from operating activities and health and safety performance.  The targets for each component are set such that they are greater than the Company’s internally approved budget.  For the year ended December 31, 2007, the Compensation Committee determined that Mr. Burns’ performance against the corporate objectives was 95.5% for the purposes of calculating his AIP bonus.  The Long-Term Incentive Plan equity-based compensation paid to Mr. Burns was determined by the Compensation Committee’s annual review of Mr. Burns' personal performance, as measured against pre-established evaluation criteria which includes, commitment, initiative, knowledge, leadership, teamwork and communications.  In 2007 Mr. Burns scored 73 out of a possible 80 points for his personal performance which entitled him to a Long-Term Incentive Plan payment of 66% of his annual base salary.

John M.  Willson
Michael J.J. Maloney
Paul B. Sweeney

Compensation of Directors

Other than the Chairman, each non-executive director of the Company receives annual compensation, starting on the date of the annual general meeting at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of the Company’s next annual general meeting, of either:

(i)
common shares in the capital of the Company having a value of $70,000 based on the 10-day weighted average of the Company’s common stock on the Nasdaq National Market immediately prior to the annual general meeting; or

(ii)
options to purchase common shares in the capital of the Company having a value of $70,000, according to the Black-Scholes formula. The exercise price of such options will be equal to the weighted average trading price of the Company’s common stock on the Nasdaq National Market on the five trading days (on which at least one board lot of the common shares was traded) prior to the annual general meeting. The options will vest immediately and will expire ten years after the date on which they were granted.

In 2007, each non-executive director elected to receive common shares in the capital of the Company pursuant to subsection (i) above. In addition to the annual compensation amount, a non-executive chair of the Nominating and Governance Committee, Compensation Committee or Health, Environment and Safety Committee receives a $3,000 cash fee annually and each non-executive director on those same committees receives a $1,000 cash fee for each committee meeting attended.  The non-executive chair of the Audit Committee receives a $10,000 cash fee annually and each other non-executive director on the Audit Committee receives a $4,000 cash fee for each committee meeting attended.   The lead director receives a $10,000 cash fee annually.  All non-Canadian resident directors also receive the cost of their Canadian tax filings as part of their compensation.

In 2007, the Chairman received an annual fee of $93,023, paid in Shares, plus $74,418 to cover the administrative costs of running the Chairman’s office.

The Company reimburses its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

The Nominating and Governance Committee will review the compensation of directors in 2008.

Equity Compensation Plan Information

The following table sets forth information concerning the issuance of Shares under the 2005 Plan for the financial year ended December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by securityholders	620,559	$18.52	5,670,556(1)

Total:	620,559	$18.52	5,670,556

(1)	10% of the Company’s outstanding issue as at December 31, 2007 less options outstanding as at December 31, 2007.

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Shares with the cumulative total return of the S&P TSX Composite Index, for the financial years ended December 31, 2007, 2006, 2005, 2004, 2003, and 2002.

	(CAD$)
	Pan American Silver Corp. Closing Price	Base	S&P TSX Composite	Base

December 31, 2002	$ 12.28	100.00	6,615	100.00
December 31, 2003	$ 18.46	150.33	8,221	124.28
December 31, 2004	$ 19.23	156.60	9,247	139.79
December 31, 2005	$ 21.91	178.42	11,272	170.40
December 30, 2006	$ 29.40	239.41	12,908	195.13
December 29, 2007	$ 34.99	284.93	13,833	209.13

Interest of Insiders in Material Transactions

No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company through consulting contracts.  Mr. Robert P. Pirooz, the Company’s General Counsel and Secretary, provides certain management services to the Company through a private company, controlled by him, Iris Consulting Limited.  In this regard, the Company paid Iris Consulting Limited, through which Mr. Pirooz provides his services, $0.1 million for management and administrative services in 2007.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Other Matters

Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting.  Should any other matters, which do not have a material effect on the business of the Company, properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company’s financial information is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the most recently completed financial year.  Copies of the financial statements and MD&A are available upon request to the Controller or the Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Copies of the above documents will be provided free of charge to shareholders of the Company.  The Company may require the payment of a reasonable charge from any person or Company who is not a shareholder of the Company and who requests a copy of any such document.

Approval of this Circular

The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at March 20, 2008.

DATED at Vancouver, British Columbia, this 10th day of April, 2008.

BY ORDER OF THE BOARD

/s/ Robert Pirooz
Robert Pirooz,
General Counsel and Secretary

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE OF

PAN AMERICAN SILVER CORP.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
1. Board of Directors
(a) Disclose the identity of directors who are independent.
The following members of the board of directors (the “Board”) of Pan American Silver Corp. (the “Company”) proposed for nomination as directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules:

William A. Fleckenstein – independent
Michael Larson – independent
Michael J.J. Maloney – independent
Paul B. Sweeney – independent
David C. Press – independent

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	▪	Ross J. Beaty – not independent – member of the executive of the Company from 1994 to 2006
	▪	Geoffrey A. Burns – not independent – current President and CEO of the Company
	▪	Robert Pirooz – not independent – current General Counsel and Secretary of the Company

(c)      Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Company’s directors are independent - Five of the eight persons nominated as directors qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq rules.

(d)      If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

	▪	Ross Beaty – member of the board of directors and Co-Chairman of Western Copper Corp. Chair and member of the board of directors of Global Copper Corp.
▪
Michael Larson – member of the board of trustees of Western Asset/Claymore US Treasury Inflation Protected Securities Fund and Western Asset/Claymore US Treasury Inflation Protected Securities Fund (II).

	▪	Robert Pirooz - member of the board of directors of Global Copper Corp., and Rodinia Minerals Inc.
	▪	Paul Sweeney – member of the board of directors of

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments

Newgold Inc., Pacific Rim Mining Corp. and Polaris Minerals Corporation.
	▪	John M. Willson – member of the board of directors of Harry Winston Diamond Corp., Finning International Inc. and Nexen Inc.

(e)      Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled board of directors meeting, the independent members of the Board hold in camera meetings at which non-independent directors and members of management are not in attendance.

(f)       Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the Chair of the Board and is not independent.  William Fleckenstein, an independent director, has been appointed lead director. Michael J.J. Maloney, an independent director, is the Chairman of the Nominating and Governance Committee.

The Board has adopted a position description for the lead director, which was recommended for adoption by the Board by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer.  The “Mandate of the Lead Director” was attached as Schedule “A” to the Company’s 2006 Information Circular and filed on SEDAR.  The lead director holds in camera meetings at each Board meeting with all independent directors and then reports to the Board or makes demands.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended December 31, 2007, the Board held nine Board meetings.  The attendance records of each of the directors for the most recently completed financial year are set out on page 12 of the Information Circular.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments

2. Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities. The terms of the Board of Directors Mandate are attached hereto as Schedule “A”.
3. Position Descriptions

(a)      Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the chair of the Board, titled “Mandate of the Chairman of the Board” which was attached as Schedule “C” to the Company’s 2006 Information Circular and filed on SEDAR.

As the Chairman of the Board is not independent, a lead director has been appointed and given a mandate (see 1(f) above).
The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

(b)      Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has adopted a written position description for the chief executive officer, titled “Mandate of the Chief Executive Officer” which was attached as Schedule “D” to the Company’s 2006 Information Circular and filed on SEDAR.

4. Orientation and Continuing Education

(a)      Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.  Each new director is given a board manual which includes all Board policies and mandates. New directors are required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.  Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education,	Directors have been and will continue to be given tours of the Company’s silver mines and development sites to give such directors additional insight into the Company’s business.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments

describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

In addition, the General Counsel of the Company has the responsibility of circulating to the Board members new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities.

5. Ethical Business Conduct

(a)      Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal “Code of Ethical Conduct” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all the Company’s directors, officers and employees.  The Board monitors compliance with the Code and is responsible for the granting of any waivers from these standards to directors or executive officers.  Disclosure will be made by the Company of any waiver from these standards granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

(b)      Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s Nominating and Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6. Nomination of Directors
(a) Describe the process by which the Board identifies new candidates for Board nomination.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board. The Nominating and Governance Committee identifies, reviews the qualifications of and recommends to the Board possible

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments

(b)      Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
(c)      If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules and the Nasdaq Rules.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

7. Compensation

(a)      Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
(b)      Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
(c)      If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(d)      If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any

The Company’s Director of Human Resources and the Compensation Committee reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers.

The Compensation Committee is comprised of three directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq rules.  The Chairman of the Compensation Committee is John M. Willson.  Mr. Willson is retiring from the Board.  Michael J. J. Maloney will replace Mr. Willson as Chairman of the Compensation Committee.

The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s Annual Incentive Plan, Long-Term Incentive Plan and Stock Option and Stock Bonus Plan, and delivers an annual report to shareholders on executive compensation.

In addition, the Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of the President and CEO and the

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
other work for the issuer, state that fact and briefly describe the nature of the work.	Chairman of the Board.
8. Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board also has a Health, Safety and Environment Committee which consists of three directors.  The Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which it operates and all of its operations.  The Health, Safety and Environment Committee ensures that an audit is made of all construction, remediation and active mines. The results of such audits are reported to the Health, Safety and Environment Committee as is the progress on any significant remediation efforts. The Health, Safety and Environment Committee ensures that strict policies with respect to the health and safety of its employees are in place at each of its operations and that such policies are enforced.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Chairman of the Board and the CEO are assessed each year on the basis of the objectives set out by the Board for their respective positions, their individual performance throughout the year and their ability to execute on long-term strategy. The Chairman and the CEO are assessed first by the Compensation Committee and then by the Board as a whole.
The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. During 2005, the Nominating and Governance Committee, in consultation with the entire Board, undertook to formally establish the roles and responsibilities of each of the Lead Director, the Chairman of the Board and the CEO and determine against what criteria each such position should be assessed.

In 2006, the Nominating and Governance Committee developed a process to assess the Board as a whole and the committees of the Board.  The performance assessment of the Board and each Committee of the Board is based on information and feedback obtained from director evaluation questionnaires provided to each director.  Each director is asked to complete and return the assessment questionnaire to the Lead Director on a confidential basis.  The Lead director may discuss the completed

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments

questionnaires with individual directors where clarification is required.  The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the Chair of each committee and the Lead Director.  The Lead Director reports the results of the performance assessments to the Board.

The Board and the Nominating and Governance Committee have formally assessed the effectiveness of each member of the Board, and have determined that each Board member is significantly qualified through their current or previous professions.  Each member fully participates in each meeting having in all cases been specifically canvassed for their input.

SCHEDULE “A”

PAN AMERICAN SILVER CORP.

(the “Company”)

BOARD OF DIRECTORS MANDATE

STEWARDSHIP RESPONSIBILITY

A.
Subject to the Memorandum and Articles of the Company and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to:

(i)	supervise the management of and oversee the conduct of business of the Company;

(ii)	provide leadership and direction to management;

(iii)	evaluate management;

(iv)	set policies appropriate for the business of the Company; and

(v)	approve corporate strategies and goals.

BOARD COMPOSITION AND MEETINGS

A.	A majority of the Board shall be unrelated to the Company.

For the purposes of this Mandate, an “unrelated director” means a director who is independent of the management of the Company and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

B.
The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders.  The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose a slate of nominees to the shareholders for election as directors for the ensuing year.

C.	Immediately following each annual general meeting, the Board shall:

(i)	elect a Chairman of the Board and, when desirable, a lead director of the Board, and establish their duties and responsibilities;

(ii)	appoint the President and CEO of the Company and establish their duties and responsibilities;

(iii)	on the recommendation of the CEO, appoint the senior officers of the Company and approve the senior management structure of the Company;

(iv)	appoint a nominating and governance committee, an audit committee, a compensation committee and a health, safety and environment committee; and

(v)	approve the mandate, duties and responsibilities of each committee of the board of directors;

D.	The Board shall be responsible for monitoring the performance of the President and CEO, and for determining the compensation of the President and CEO.

E.	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters.

F.
The Board shall meet not less than four times during each year and will endeavour to hold one meeting in each financial quarter. The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Memorandum and Articles of the Company, of any director.

POSITION DESCRIPTIONS

A.	The Board will ensure the Company has management of the highest calibre. This responsibility is carried out primarily by:

(i)	appointing the President as the Company’s business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the President’s performance;

(ii)
developing position descriptions for the Chairman of the Board and the chair of each board committee and, with the CEO, developing position descriptions for the President and CEO, and regularly assessing those appointed individuals against such descriptions; and

(iii)	developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives.

B.
A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman of the Board need not be independent of management.

C.	The principal duties and responsibilities of the lead director will be as established by the Board from time to time. The lead director will be independent of management.

D.	The Board will ensure that proper limits are placed on management’s authority.

STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT SYSTEM

A.
The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

B.
The President and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board.

C.
The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

D.
The Board will provide guidance to the President and senior management team with respect to the Company’s ongoing strategic plan.  The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

INTERNAL CONTROLS AND MANAGEMENT INFORMATION SYSTEMS

A.
Through the President and CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS POLICY

A.
The Board will monitor and review annually the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

(i)	effective means to enable shareholders to communicate with senior management and the Board; and

(ii)	effective channels by which the Company will interact with analysts and the public.

B.
The Board will approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

C.	The Board will maintain a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

SUCCESSION PLANNING

A.
The Board will keep in place, and review regularly, adequate and effective succession plans for the Chairman, President and senior management personnel (including appointing, training and monitoring senior management).

BOARD INDEPENDENCE

A.
The Board will provide for the independent functioning of the Board. The Board will implement appropriate structures and procedures to ensure that the Board can function independently of management at such times as is desirable or necessary through:

(i)	the recruitment of strong, independent directors, who shall compose a majority of the Board;

(ii)	the appointment of a committee of directors independent of management;

(iii)	the appointment of a lead director who is not a member of management; and

(iv)	the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management and which is chaired by the lead director.

B.	All directors will have open access to the Company’s senior management.

C.
The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

A.	The Nominating and Governance Committee, in conjunction with the Chairman and President, is responsible for ensuring that new directors are provided with an orientation and education program.

B.	The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest.

C.	The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

A.	Approve all capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects.

B.	Approve all single expenditure items proposed by the Company exceeding $2,000,000 not provided for in any approved capital plan.

C.	Approve any policy for hedging and forward sales of silver and/or base metals.

D.	Approve any policy for management of foreign currency risk.

E.	Approve the annual budget.

F.	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

G.	Develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

H.
Adopt and monitor, through the Nominating and Governance Committee, a formal code of business ethics that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

A.
The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Company.

APPENDIX “B”

PAN AMERICAN SILVER CORP.

PROPOSED 2008 STOCK OPTION AND STOCK BONUS PLAN

1.           PURPOSE OF THE PLAN

Pan American Silver Corp. (the “Company”) hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the “Pan American Silver Corp. 2008 Stock Option and Stock Bonus Plan” (the “Plan”).  The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the progress of the Company by:  (i) granting to such individuals options, exercisable over periods of up to ten years as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the volume weighted average trading price on the five trading days prior to the date the option is granted; or (ii) issuing to such individuals common shares in the capital of the Company.

2.           DEFINITIONS

In this Plan, the following terms shall have the following meanings:

“Associate” means an associate as defined in the Securities Act (British Columbia).

“Black-Out Period” means a time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any Optionee.

“Black-Out Expiration Term” means the period of time that commences with the end of a Black-Out Period and ends ten business days following the end of the Black-Out Period.

“Board” means the board of directors of the Company.

“Bonus Shares” has the meaning ascribed thereto in section 7.1 of this Plan.

“Change of Control Transaction” has the meaning ascribed thereto in section 8.1 of this Plan.

“Company” means Pan American Silver Corp. and its successors.

“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)
being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)	acting as a director or officer of the Company or its subsidiaries.

“Disinterested Shareholder Approval” means disinterested shareholder approval as defined in the policies of the Toronto Stock Exchange.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq National Market, and, if applicable, any other stock exchange or securities market on which the Shares are listed.

“Expiry Date” means the date set by the Board under section 3.1 of this Plan, representing the last date on which an Option may be exercised.

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

“Insider” means:

(a)	an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)	an Associate or Affiliate of any person who is an insider under subsection (a).

“Market Price” of Shares at any date means the volume weighted average trading price of the Shares on the Toronto Stock Exchange or the Nasdaq National Market as selected by the Board or, if the Shares are listed on neither the Toronto Stock Exchange nor the Nasdaq National Market, such other stock exchange or securities market on which Shares are listed as is selected by the Board, on the five trading days (on which at least one board lot of the Shares was traded) prior to such date.

“Notice of Disposition” means the notice, in substantially the form attached hereto as Schedule B, whereby an Optionee notifies the Company of its intention to use the cashless manner of exercise of vested Options in accordance with the provisions of section 4.2 of this Plan.

“Option” means an option to purchase Shares granted pursuant to this Plan.

“Option Agreement” means an agreement, in substantially the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 6 of this Plan.

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

“Optionee” means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators.

“Plan” means this Pan American Silver Corp. 2008 Stock Option and Stock Bonus Plan.

“Service Provider” means:

(a)	an employee of the Company or any of its subsidiaries;

(b)	any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and

(c)
any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under subsection (b) above.

“Shares” means the common shares in the capital of the Company as constituted on the date of this Plan provided that, in the event of any adjustment pursuant to section 6 of this Plan, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

“Take-Over Bid” has the meaning ascribed thereto in section 8.1 of this Plan.

“Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 6 of this Plan, such adjustments to be cumulative.

3.           GRANT OF OPTIONS

3.1           Option Terms.  The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and any of its subsidiaries.  The Option Price under each Option shall be the Market Price on the Grant Date.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years from the Grant Date.  Any Options which are terminated or expire will be available for re-granting under the Plan.  Options shall be non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine.

3.2           Black-Out Period.  Notwithstanding section 3.1 of the Plan and except where not permitted by the Exchanges, where an Option expires during a Black-Out Period or during the Black-Out Expiration Term, the term of such Option will be extended to the end of the applicable Black-Out Expiration Term.

3.3           Limits on Shares Issuable on Exercise of Options and on the Grant of Bonus Shares. The maximum number of Shares which may be issuable pursuant to Options granted or Bonus Shares issued under the Plan shall be 6,461,470, or such additional amount as may be approved by the shareholders of the Company.  The number of Shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  The number of Shares which may be issued to Insiders under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  The number of Shares which may be issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to Insiders in aggregate, shall not exceed 7% of the outstanding issue;

(b)	to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 2% of the outstanding issue; and

(c)	to any non-employee director, other than the Chairman of the Board, shall not exceed an equity award value of $100,000 (other than Options or Bonus Shares granted or taken in lieu of cash fees).

For the purposes of this section, Option Shares and Bonus Shares issued pursuant to an entitlement granted prior to the Optionee or recipient of the Bonus Shares becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.  For the purposes of subsections (a) and (b) above, “outstanding issue” is determined on the basis of the number of common shares in the capital of the Company that are outstanding immediately prior to the Option Share or Bonus Share issuance in question, excluding common shares in the capital of the Company issued pursuant to share compensation arrangements prior to such one-year period.

3.4           Option Agreements.  Each Option shall be confirmed by the execution of an Option Agreement.  Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee.  The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.           EXERCISE OF OPTION

4.1           Manner of Exercise - Cash Exercise for Vested Options.  Subject to the vesting and other terms of this Plan and the Option Agreement governing any specific Options, an Option may be exercisable by the Optionee delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share.  Upon the Company’s receipt of such notice and payment there will be a binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan.  Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case:

(a)	the Option shall not have been validly exercised; and

(b)	the Option shall no longer be exercisable unless the Board determines otherwise.

4.2           Manner of Exercise – Cashless Exercise for Vested Options.  If a holder of an Option so desires, such holder may, subject to the vesting and other terms of this Plan and the Option Agreement governing any specific Options, elect to dispose of an Option in exchange for a payment of Shares (the “Share Payment”), and in lieu of the method described in section 4.1 above, by delivering to the Company a notice that the Optionee wishes to rely on the “cashless exercise” provisions of this section 4.2 and a fully completed Notice of Disposition.

The Share Payment will be satisfied by issuance to the Optionee of that number of Shares determined in accordance with the following formula:

A x (X – Y)
                        X

Where:

A           is the number of vested Options tendered for disposition pursuant to the Notice of Disposition

X           is the Market Price of the Shares on the date of the Notice of Disposition

Y           is the Option Price of the unexercised vested Options in question

In the event that an Optionee delivers a Notice of Disposition under this section 4.2 and it is later determined that such Optionee does not hold a sufficient number of unexercised vested Options to deliver the Share Payment in accordance with the requirements above, such notice shall be deemed to be void in its entirety and of no further force or effect.  Subject to the foregoing, upon the Company’s receipt of such Notice of Disposition there will be a binding contract for the issue of the Shares in respect of the Share Payment, upon and subject to the provisions of the Plan.  Upon such issuance of Shares by the Company, the number of unexercised vested Options to be disposed of in exchange for the Share payment shall be deemed to be cancelled without any further action by the Company or the Optionee and will be not available for further granting.

4.3           General Rule.  Subject to section 4.4 of this Plan, an Option may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. (Vancouver time) on the Expiry Date.

4.4           Termination of Affiliation.  If an Optionee ceases to be a director, officer or Service Provider of the Company or its subsidiaries, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option as follows:

(a)
Resignation or Ceasing to Hold Office.  If the Optionee, or in the case of an Option granted to any Optionee who satisfies the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer, ceases to be employed or engaged by the Company and any of its subsidiaries (including by way of voluntary resignation or retirement as a director, officer or Service Provider), each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 30 days after the Optionee ceases to be a director, officer or Service Provider;

(b)
Death.  Notwithstanding subsection 4.4(a) of this Plan, if the Optionee ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries due to death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the date of death or Disability; and

(c)
For Cause.  Notwithstanding subsection 4.4(a) of this Plan, if the Optionee, or, in the case of an Option granted to an Optionee who satisfies the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer:

(i)
ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee’s employer is employed or engaged;

(ii)
ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

(iii)	ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date on which the Optionee ceases to be a director, officer or Service Provider.

4.5           Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement.  If the Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company and any of its subsidiaries, the loss of the right to purchase Shares pursuant to section 4.4 of this Plan shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Optionee.

4.6           Amendment of Options by the Board.  Notwithstanding subsections 4.4(a) and 4.4(c) of this Plan and in addition to section 5 below, the Board reserves the right to amend the terms of an Option granted to any Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in section 2 of this Plan, the Optionee’s employer, if such party resigns or is terminated from employment or engagement with the Company and any of its subsidiaries or such other circumstances as the Board sees fit.  The Board shall be entitled, but in no way obligated, to amend the number of Option Shares which an Optionee may purchase under an Option, the Expiry Date of an Optionee’s Option and the Option Price.

4.7           Amendment of Options of Insiders by the Board.  Notwithstanding sections 4.6, 5.1, 5.2 and 5.3 and subject to section 8 of this Plan, the Board will not amend the terms of any option held by an Insider without first receiving the requisite shareholder approval.

5.           AMENDMENT PROCEDURE

5.1           Amendment Procedure

The Company retains the right to amend or terminate the terms and conditions of the Plan or Option Agreement, as applicable, by resolution of the Board (the “Amendment Procedure”).  Any amendment to the Plan shall take effect only with respect to Options granted after the effective date of such amendment, provided that it may apply to any outstanding Options with the mutual consent of the Company and the Optionees to whom such Options have been granted. Without limiting the generality of the foregoing, the Board may use the Amendment Procedure without seeking shareholder approval when:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Options;

(b)	accelerating the Expiry Date of Options;

(c)	amending the definitions contained within the Plan;

(d)	amending or modifying the mechanics of exercise of Options as set forth in Section 4, provided however, payment in full of the Option Price for the Shares shall not be so amended or modified;

(e)
effecting amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Plan or any Option Agreement;

(f)	effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the Exchanges);

(g)	effecting amendments respecting the administration of the Plan;

(h)	effecting amendments necessary to suspend or terminate the Plan; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the Exchanges).

5.2           Shareholder Approval

Shareholder approval will be required for the following types of amendments:

(a)	amendments that increase the number of Shares issuable under the Plan, except such increases by operation of Section 6 of the Plan;

(b)	any reduction in the Option Price of an Option if the Optionee is not an Insider at the time of the proposed amendment; and

(c)	amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the Exchanges).

5.3           Disinterested Shareholder Approval

Disinterested Shareholder Approval will be required for the following types of amendments:

(a)	amendments to the Plan that could result at any time in the number of Shares reserved for issuance under the Plan to Insiders exceeding 10% of the outstanding issue;

(b)	any reduction in the Option Price of an Option if the Optionee is an Insider at the time of the proposed amendment; and

(c)	amendments requiring Disinterested Shareholder Approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the Exchanges).

6.           ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

6.1           Share Reorganization.  Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)
a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)
the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

6.2           Special Distribution.  Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

6.3           Corporate Organization.  Whenever there is:

(a)
a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 6.1 or 6.2 of this Plan;

(b)
a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares.

6.4           No Fractional Shares.  No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of a Share Reorganization or Corporate Reorganization, an Optionee would become entitled to a fractional Share, such Optionee shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with the fractional interest so disregarded.  Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

7.           BONUS SHARES

7.1           Allotment and Issuance.  Subject to section 3.3(c) of this Plan, the Board shall have the power and authority in its sole and absolute discretion, to allot, issue and deliver in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 50,000 common shares (“Bonus Shares”), in each calendar year, to those directors, officers and Service Providers of the Company or any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.

7.2           Consideration.  The Bonus shares will be issued in consideration of the fair value of the extraordinary contribution of the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the day on which the Bonus Shares are issued.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

7.3           Board Discretion.  Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time.  The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year.  No person shall have any right to receive a distribution Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year.  The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.  The Bonus Shares available for distribution in any year will be included for the purposes of calculating the amounts set out in section 3.3 of this Plan.

8.             SIGNIFICANT EVENTS AFFECTING THE COMPANY

8.1           Take-Over Bids and Merger Transactions

In the event of a bona fide third-party offer for Shares pursuant to which an offeror offers to purchase all or substantially all of the Shares of the Corporation (a “Take-Over Bid”), or a merger, consolidation, amalgamation or other transaction pursuant to which the Corporation is not the surviving entity (together with a Take-Over Bid, a “Change of Control Transaction”), and in the absence of the surviving entity’s assumption of outstanding awards made under the Plan, the following rules shall apply:

(a)           all vested Options held by an Optionee as of the completion date will be exercisable by the Optionee until the time immediately prior to the completion of such Change of Control Transaction;

(b)           the vesting provisions governing 50% of all unvested Options held by an Optionee as of the completion date shall be accelerated and such Options will be Conditionally Exercisable by the Optionee for a period beginning on the date which is 21 days prior to the anticipated closing date of the Change of Control Transaction described above and ending immediately prior to the completion of such Change of Control Transaction.  Option Shares issuable pursuant to Conditionally Exercisable Options will be issued immediately prior to the closing of the Change of Control Transaction; and

(c)           all other unvested Options shall become null and void upon completion of the transaction described above.

For the purposes of this section 8 of the Plan, “Conditionally Exercisable” means, in the event a Change of Control Transaction is not completed within 90 days of the proposed completion date for such transaction, the Optionee will be refunded the Option Price paid to exercise such Optionee’s Options, such Options will be reissued, and the purported exercise of such Options will be null and void ab initio.

9.             MISCELLANEOUS

9.1           Form of Notice.  A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

9.2           Right to Employment.  Neither this Plan nor any of the provisions hereof shall affect in any way the Optionee’s right to continued employment with the Company or its subsidiaries or the Company’s right to terminate such employment.

9.3           Amendment and Waiver.  Subject to pre-clearance with the Toronto Stock Exchange and any other prior regulatory approval where required, the Company may from time to time amend any provisions of the Plan, but no such amendment can impair any of the rights of any Optionee under any Option then outstanding and any material amendment to the Plan or increase in the maximum number of Shares which may be issuable under the Plan as set out in section 3.2 of this Plan will require the approval of shareholders of the Company.

9.4           No Assignment.  No Optionee may assign any of his rights under the Plan.

9.5           Conflict.  In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

9.6           Time of Essence.  Time is of the essence of this Plan and of each Option Agreement.  No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

9.7           Entire Agreement.  This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to an Option and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE A

PAN AMERICAN SILVER CORP.

2008 STOCK OPTION AND STOCK BONUS PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Pan American Silver Corp. (“the Company”) and the Optionee named below pursuant to the Pan American Silver Corp. 2008 Stock Option and Stock Bonus Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

(a)	on _________________, ______ (the “Grant Date”);
(b)	________________________________ (the “Optionee”);
(c)	was granted the option to purchase ____________ Common Shares (the “Option Shares”) of the Company;
(d)	for the price (the “Option Price”) of $__________ per share;
(e)	which will become exercisable up to, but not after ___________, _____ (the “Expiry Date”), as follows:
(i) up to ____________ Option Shares after ______________;
(ii) up to ____________ Option Shares after ______________;
(iii) up to ____________ Option Shares after ______________; and
(iv) up to ____________ Option Shares after ______________,
all on terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of ______________, _________.

PAN AMERICAN SILVER CORP.

By:
Signature of Optionee		Authorized Signatory

By:
Authorized Signatory

SCHEDULE B

PAN AMERICAN SILVER CORP.

2008 STOCK OPTION AND STOCK BONUS PLAN

NOTICE OF DISPOSITION

TO:	The Administrator, Stock Option Plan PAN AMERICAN SILVER CORP. 1500 - 625 Howe Street Vancouver, British Columbia, Canada V6C 2T6

The undersigned hereby irrevocably gives notice, pursuant to the PAN AMERICAN SILVER CORP. (the “Company”) 2008 Stock Option and Stock Bonus Plan (the “Plan”), of the disposition of (cross out the inapplicable item):

(a)	all of the Options; or

(b)	_____________________of the Options;

which are the subject of the Option Agreement attached hereto.

The undersigned hereby elects pursuant to section 4.2 of the Plan to dispose of the above-mentioned Options to the Company and directs the Company to issue the a certificate evidencing the whole number of Shares to which the undersigned is entitled based on the formula set out in section 4.2 of the Plan and directs the Company to issue such certificate in the name of the undersigned and to mail such certificate to the undersigned at the following address:

DATED the ____ day of ___________________, 20___.

_______________________________
Signature of Optionee

APPENDIX “C”

PAN AMERICAN SILVER CORP.

PROPOSED RESOLUTION

Resolution

Ordinary resolution of the Meeting approving the adoption of the Company’s 2008 Stock Option and Stock Bonus Plan.

“WHEREAS:

A.
The Company wishes to adopt a new Stock Option and Stock Bonus Plan (the “2008 Plan”), subject to requisite shareholder and regulatory approval, substantially in the form attached to the Company’s Information Circular as Appendix “B”; and

B.
The substantial changes reflected in the 2008 Plan, as compared to the Company’s 2005 Stock Option and Stock Bonus Plan (the “2005 Plan”) are set out in the Company’s Information Circular.

BE IT RESOLVED that:

1.
The adoption of the 2008 Plan allowing for the issuance of a maximum of 6,461,470 common shares of the Company, substantially as set out in Appendix “B” to the Company’s Information Circular, is hereby approved and confirmed;

2.	All outstanding options and common shares available for issuance under the 2005 Plan be transferred to the 2008 Plan;

3.
Any one of a group consisting of the directors and officers of the Company be and is hereby authorized, for and on behalf of the Company, to do all acts and things, to settle the form of, execute, under the Company’s common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver, file with regulatory authorities or otherwise, and distribute, al documents and information which may, in the opinion of such person, be necessary or desirable to implement to this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action.”

C-1

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada  V6C 2T6

Tel : 604.684.1175
Fax : 604.684.0147

info@panamericansilver.com
www.panamericansilver.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	April 10, 2008	By:	/s/ Robert Pirooz
			Name:	Robert Pirooz
			Title:	General Counsel, Secretary and Director